UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

COMMISSION FILE NO. 1-12597

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

CULP, INC.   EMPLOYEES’ RETIREMENT BUILDER PLAN

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CULP, INC.
1823 EASTCHESTER DRIVE
HIGH POINT, NORTH CAROLINA 27265

There were no material changes in the Plan or the Investment Policy of the Plan.  Culp, Inc. has made no profit sharing contributions during the past five years.  The number of participants in the Plan at December 31, 2008 was 633. The Retirement Committee administers the Plan, and its members are Franklin N. Saxon, Kenneth R. Bowling, and Teresa A. Huffman, all employees of Culp, Inc.

Financial Statements and Exhibits.

(a)  Financial Statements.  A list of all financial statements filed as part of this report, beginning on page 1, is set forth below:

Financial Statements	Page of Report

Report of Independent Registered	1
Public Accounting Firm
Statements of Net Assets Available	2
for Benefits
Statements of Changes in Net Assets	3
Available for Benefits
Notes to Financial Statements	4

Schedule of Assets (Held at End of Year)	10

(b)  Exhibit

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

By:	Culp, Inc., Plan Administrator

By:	The Culp, Inc. Retirement Committee

Date:  June 25, 2009

/s/ Franklin N. Saxon
Franklin N. Saxon

/s/ Kenneth R. Bowling
Kenneth R. Bowling

/s/ Teresa A. Huffman
Teresa A. Huffman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of the
Culp, Inc. Employees’ Retirement Builder Plan
High Point, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Culp, Inc. Employees’ Retirement Builder Plan as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years ended December 31, 2008, 2007, and 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Culp, Inc. Employees’ Retirement Builder Plan as of December 31, 2008 and 2007 and the changes in its net assets available for plan benefits for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes PLLC

June 25, 2009
High Point, NC

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

ASSETS	2008	2007

Investments, at fair value (Note C)	$17,782,907	$26,546,680

Receivables
Employer contributions	34,878	45,566
Participant contributions	56,716	74,646
	91,594	120,212

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	17,874,501	26,666,892

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	516,898	67,112

NET ASSETS AVAILABLE
FOR BENEFITS	$18,391,399	$26,734,004

See accompanying notes to the financial statements.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
CHANGES IN NET ASSETS ATTRIBUTED TO:

Investment income (loss)
Net appreciation (depreciation) in fair value of investments (Note C)	$(6,475,583)	$1,934,661	$3,066,735

Contributions
Employer	549,274	620,972	792,110
Participant	1,014,851	1,126,849	1,391,325
Direct rollovers	27,230	4,200	-

Total Contributions	1,591,355	1,752,021	2,183,435

Benefits paid to participants	3,458,377	5,755,075	10,646,900

NET DECREASE	(8,342,605)	(2,068,393)	(5,396,730)

NET ASSETS AVAILABLE
FOR BENEFITS
Beginning of year	26,734,004	28,802,397	34,199,127

End of year	$18,391,399	$26,734,004	$28,802,397

See accompanying notes to the financial statements.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2008, 2007 and 2006

NOTE A - DESCRIPTION OF PLAN

The following description of the Culp, Inc. Employees’ Retirement Builder Plan (the “Plan”) provides only general information.  Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Culp, Inc. and its subsidiaries (the “Company”) who have 3 months of service and are at least 21 years of age. Employees who elect to participate in the Plan may do so in the next available payroll period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers various registered investment company funds, one common trust fund, a money market fund, and Culp, Inc. common stock as investment options for participants.  The Company makes matching contributions equal to 100% of the participant’s contribution up to the first 3% of annual compensation plus 50% of the next 2% of compensation contributed to the Plan which qualifies under safe harbor provisions. An employee who is eligible to participate in the Plan but does not either affirmatively elect to decline participation or designate a specified amount to be contributed to the Plan, is required to have their compensation reduced by 2%, which is in turn contributed into the Plan. Contributions are subject to certain limitations.

Additional profit sharing amounts may be contributed at the option of the Company.  No profit-sharing contributions were made during the years ended December 31, 2008, 2007 or 2006.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their 401(k) contributions, including the matching contributions from the Company and actual earnings thereon.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2008, 2007 and 2006

NOTE A - DESCRIPTION OF PLAN (CONTINUED)

Participant Loans

Participant loans are not permitted by the Plan.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons as defined by the Plan, participants receive a lump-sum distribution equal to the value of the participant’s vested interest in the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board  FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (“FSP”),  investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contract, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Adoption of New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements.  Effective January 1, 2008, the Plan adopted SFAS No. 157.  SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 –Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2008, 2007 and 2006

Level 2 –Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 –Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Culp, Inc. Common Stock

This investment is valued at the closing price reported on the active market on which the individual security is traded. This investment is classified within level 1 of the valuation hierarchy.

Registered Investment Companies

These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common and Collective Trust Fund

This investment is a public investment vehicle valued using the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Money Market Fund

This investment is a public investment vehicle valued using $1 for the NAV.  The money market fund is classified within level 2 of the valuation hierarchy.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2008, 2007 and 2006

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents information about assets and liabilities measured at fair value on a recurring basis:

	Fair value measurements at December 31, 2008 using:

	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs

Description	Level 1	Level 2	Level 3	Total

Registered investment companies	10,977,998	-	-	10,977,998
Money market fund	-	25,493	-	25,493
Common and collective trust fund	-	6,273,107	-	6,273,107
Culp, Inc. common stock	506,309	-	-	506,309

Total	11,484,307	6,298,600	-	17,782,907

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Income from investments is reported as earned on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2008, 2007 and 2006

NOTE C - INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets.

	2008	2007

Common and collective trust fund:
MFS Fixed Fund *	$6,790,005	$6,901,213
Registered investment company funds:
MFS Value Fund *	2,362,606	4,644,905
MFS Total Return Fund *	2,147,643	3,227,610
MFS Core Growth Fund *	1,423,590	2,723,144
MFS International Diversification Fund *	942,719	2,035,523

* Indicates party-in-interest

The Plan’s investments (including interest and dividends and gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007	2006

Common and collective trust fund	$293,474	$192,013	$398,816
Registered investment company funds	(5,751,678)	1,243,562	2,577,285
Culp, Inc. common stock *	(1,017,379)	499,086	90,634

	$(6,475,583)	$1,934,661	$3,066,735

NOTE D - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of a common and collective trust fund and registered investment companies managed by MFS Investment Management. MFS Investment Management is a trustee as defined by the Plan and, accordingly transactions in these investments qualify as party-in-interest.  Plan investments also include shares of the Company’s common stock.  Transactions in the Company’s common stock also qualify as party-in-interest.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2008, 2007 and 2006

NOTE F - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 1, 2008 that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

NOTE G - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL INFORMATION

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 56-1001967
PLAN NUMBER: 001
December 31, 2008

(a)	(b) Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost **	(e) Current Value

*	MFS Fixed Fund	6,790,005 units	-	$6,790,005

*	MFS Value Fund	134,698 units	-	2,362,606

*	MFS Total Return Fund	187,731 units	-	2,147,643

*	MFS Core Growth Fund	113,433 units	-	1,423,590

*	MFS International Diversification Fund	103,709 units	-	942,719

	Federated Kaufman Fund	244,041 units	-	878,546

	Calvert Income Fund	54,116 units	-	747,348

	JP Morgan U.S Real Estate Fund	61,033 units	-	617,653

	Oppenheimer Main St. Small Cap Fund	47,059 units	-	571,300

*	MFS New Endeavor Fund	63,850 units	-	395,231

*	MFS Moderate Allocation Fund	35,518 units	-	343,819

*	MFS Growth Allocation Fund	30,029 units	-	281,972

*	MFS Conservative Allocation Fund	14,435 units	-	141,318

*	MFS Aggressive Growth Allocation Fund	13,669 units	-	124,253

*	MFS Money Market Fund	25,493 units	-	25,493

*	Culp, Inc. Common Stock	255,531 shares	-	506,309

				$18,299,805

*	Indicates party-in-interest
**	Cost information omitted for participant-directed investments.